January 31, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
CKE Restaurants, Inc.
Theodore Abajian, Executive Vice President and Chief Financial Officer
6307 Carpinteria Ave. Ste. A
Carpinteria, California 93013

> **Re: CKE Restaurants, Inc.**
> **Form 10-K for the Year Ended January 31, 2005**
> **File 001-11313**

Dear Mr. Abajian:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K For the Fiscal Year Ended December 31, 2004</u>

<u>Item 7- Management Discussion and Analysis</u>

<u>Operating Review, page 35</u>

1.   In light of FR-65 and the related guidance made available by the Division of Corporation Finance on June 13, 2003, we believe that you should discontinue your presentation of restaurant level margins. In this regard, our principal objection is the exclusion of general and administrative expenses as well as advertising expenses. Since expenses related to the corporate and administrative functions are part of your efforts to turnaround the Hardees Brand as well as part of your continuing growth (e.g. site selection) and

management of franchises (e.g. streamlining of menus), we believe these costs should be included in any measure of profitability or performance. In addition, we believe that the titles and descriptions of your Non-GAAP financial measures are too similar to those used for GAAP purposes.

Presentation of Non-GAAP measures, page 41

2.   It appears that your definition of EBITDA does not conform with the definition of EBITDA within Item 10(e)(1)(ii)(A) of Regulation S-K. As such, your presentation of EBITDA does not meet the conditions for use specified in FR-65 and the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Accordingly, please revise your presentation Non-GAAP measures to discontinue the use of the term EBITDA. However, we would not object to the use of adjusted EBITDA, provided that you comply with the aforementioned guidance.

3.   Since you disclose that your credit facility is one of your primary sources of liquidity, please expand and clarify your description of debt covenants and specific financial ratios required under this credit facility. You may want to consider defining and including a discussion of adjusted EBITDA and its relationship to your current loan covenants. See Question 10 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Additionally, from review of the definition of consolidated EBITDA within your Sixth Amended and Restated Credit Agreement, dated as of June 2, 2004, it appears that facility action charges and discontinued operations should not be added back to net income in arriving at adjusted EBITDA. Please advise or revise.

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief-Accountant